FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2016

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 24 February 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 24 February 2016
                                        Publication of Prospectus

Exhibit 99

24 February 2016

PUBLICATION OF SUPPLEMENTARY PROSPECTUS

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 24 February 2016 relating to the Information Memorandum dated 1 May 2015 for the US$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers (the "Supplementary Prospectus").

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0425Q_-2016-2-24.pdf

In addition, a copy of the Supplementary Prospectus and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Notes issued under the Debt Issuance Programme have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirements.
This announcement does not constitute an offer of securities, whether by Unilever PLC, Unilever N.V., Unilever Japan Holdings K.K. or otherwise.

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.